UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                         ICF KAISER INTERNATIONAL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    449244102
                                 (CUSIP Number)

                              Rodd M. Baxter, Esq.
                                 Cowen & Company
                                Financial Square
                          New York, New York 10005-3597
                                 (212) 495-5618
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 24, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.    [X]

                                  SCHEDULE 13D

CUSIP No.  449244102

        1.       NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 Cowen & Company
                 13-5616116

        2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                 Instructions)

                 (a)  [ ]
                 (b)  [X]

        3.       SEC USE ONLY

        4.       SOURCE OF FUNDS (See Instructions)

                         PF, 00

        5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                 []

        6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                 State of New York

                              7.      SOLE VOTING POWER

                                      391,000

    NUMBER OF                 8.      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                        1,278,300
  OWNED BY EACH
    REPORTING                 9.      SOLE DISPOSITIVE POWER
   PERSON WITH                        391,000

                             10.      SHARED DISPOSITIVE POWER

                                      1,728,900

          11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                 2,120,100

                                  SCHEDULE 13D

          12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                 [ ]

          13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         9.43%
          14.    TYPE OF REPORTING PERSON (See Instructions)

                         BD, IA, PN

                                  SCHEDULE 13D

CUSIP No.  449244102

        1.       NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Cowen Incorporated

        2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                 Instructions)

                 (a)  [ ]
                 (b)  [X]

        3.       SEC USE ONLY

        4.       SOURCE OF FUNDS (See Instructions)

                         AF, 00

       5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
                REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                [ ]

       6.      CITIZENSHIP OR PLACE OF ORGANIZATION

               State of New York

                              7.      SOLE VOTING POWER

                                      391,000

      NUMBER OF               8.      SHARED VOTING POWER
       SHARES
     BENEFICIALLY                     1,278,300
    OWNED BY EACH
      REPORTING               9.      SOLE DISPOSITIVE POWER
     PERSON WITH
                                      391,000

                             10.      SHARED DISPOSITIVE POWER

                                      1,728,900

          11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                 2,120,100

                                  SCHEDULE 13D

          12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                 [ ]

          13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         9.43%
          14.    TYPE OF REPORTING PERSON (See Instructions)

                         HC, CO

                                  SCHEDULE 13D

CUSIP No.  449244102


        1.       NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Joseph M. Cohen

        2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                 Instructions)

                 (a)  [ ]
                 (b)  [X]

        3.       SEC USE ONLY

        4.       SOURCE OF FUNDS (See Instructions)

                         AF, 00

        5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
                 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                 [ ]

        6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                         United States

                              7.      SOLE VOTING POWER

                                      564,000

       NUMBER OF              8.      SHARED VOTING POWER
        SHARES
     BENEFICIALLY                     1,278,300
    OWNED BY EACH
      REPORTING               9.      SOLE DISPOSITIVE POWER
     PERSON WITH
                                      563,000

                             10.      SHARED DISPOSITIVE POWER

                                      1,728,900

          11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                         2,293,100

          12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                 [ ]

          13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         10.20%

          14.    TYPE OF REPORTING PERSON (See Instructions)

                         IN

               Item 1.   Security and Issuer.

               This statement containing the information required by Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Shares"), of ICF Kaiser International, Inc., a corporation organized under the laws of the State of Delaware (the "Company"), which has its principal executive offices at 9300 Lee Highway, Fairfax, Virginia 22031.

               Item 2.   Identity and Background.

               This Statement is being filed by: (i) Cowen & Company, a New York limited partnership ("Cowen"), (ii) Cowen Incorporated, a corporation organized under the laws of the State of Delaware ("Cowen Inc."), and (iii) Mr. Joseph M. Cohen (collectively with Cowen and Cowen Inc., the "Reporting Persons").

               Cowen's principal business address is Financial Square, New York, New York 10005. The principal business of Cowen is a registered broker-dealer.

               Cowen Inc. is the sole general partner of Cowen. Cowen Inc.'s principal business address is Financial Square, New York, New York 10005. The principal business of Cowen Inc. is to act as the sole general partner of Cowen.

               Mr. Joseph M. Cohen is a director and the Chief Executive Officer of Cowen Inc. Mr. Cohen serves as the sole voting trustee (the "Voting Trustee") of a voting trust, the corpus of which is the voting stock of Cowen Inc., and thereby is the sole controlling person of Cowen Inc. The principal occupation of Mr. Cohen is to serve as Chief Executive Officer of Cowen and Cowen Inc. Mr. Cohen is a citizen of the United States.

               Mr. Robert Greenberger is a director and an executive officer of Cowen Inc. The principal occupation of Mr. Greenberger is to serve as Director of Tax of Cowen. Mr. Greenberger is a citizen of the United States. The principal business address of Messrs. Cohen and Greenberger is Financial Square, New York, New York 10005.

               Mr. Raymond W. Merritt is a director of Cowen Inc. The principal occupation of Mr. Merritt is the practice of law as a partner at the law firm of Willkie Farr & Gallagher. Mr. Merritt is a citizen of the United States. The principal business address of Mr. Merritt is One Citicorp Center, 153 East 53rd Street, New York, New York 10022.

               None of the Reporting Persons and Messrs. Greenberger and Merritt has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Item 3.   Source and Amount of Funds or Other Consideration.

               The aggregate cost of the Shares beneficially owned by Cowen was approximately $7,785,793. Of these Shares, 301,000 were acquired using $608,050 of funds in a Cowen investment account and 1,819,100 Shares were acquired using $7,177,743 of available funds held in Cowen's clients' discretionary brokerage accounts or investment management accounts over which Cowen exercises discretionary authority. Some of these accounts are margin accounts maintained with Cowen which extends margin credit to its clients as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations and Cowen's credit policies. However, to the best knowledge of Cowen, none of its margin account clients incurred any borrowing in connection with the acquisition of the Shares.

               The aggregate cost of the 173,000 shares owned by Mr. Joseph Cohen in his individual capacity was approximately $460,452.

               Item 4.   Purpose of Transaction.

               Cowen acquired the Shares for the purpose of making an investment in the Company. Cowen from time to time may acquire additional Shares through open market or privately negotiated transactions depending on existing market conditions and other considerations discussed below. Cowen intends to review its investment in the Company on a continuing basis and, depending upon the price and availability of the Shares, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to Cowen and its clients, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its investment in the Company.

               On March 13, 1998, the Reporting Persons and Jarrod M. Cohen, the son of Joseph M. Cohen, entered into a letter agreement (the "Letter Agreement") with the Company. Pursuant to the Letter Agreement, at the written request of Jarrod M. Cohen at any time between July 1, 1998 and December 31, 1998, the ICF Board of Directors will take all steps necessary to create, and elect Jarrod M. Cohen to fill, a vacancy in the class of 2000 on the ICF Board.

               Under the Letter Agreement, the Reporting Persons and Jarrod M. Cohen (the "Cohen Parties") agreed not to consent to be a nominee for election to the Board of Directors of the Company (the "ICF Board"), and to vote in favor of the nominees proposed by the ICF Board of Directors, at the 1998 annual meeting of the Company's shareholders. The Cohen Parties also agreed not to take any of the following actions until December 31, 1998 and as long as Mr. Jarrod
M. Cohen or any designee of the Cohen Parties remains a member of the ICF Board:
(i) subject any of the Company's voting securities to a voting trust or voting agreement, (ii) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act")), in opposition to any recommendation of the Board of Directors of the Company, (iii) join a partnership, limited partnership, syndicate or other group, or otherwise act in concert with any other person, for the purpose of acquiring holding, voting or disposing of voting securities of the Company, or otherwise become a "person" within the meaning of Section 13(d)(3) of the Exchange Act (in each case other than solely with another Cohen Party), (iv) become, alone or in conjunction with others, an "Acquiring Person", as defined in the Company's Shareholder Rights Plan as adopted on January 13, 1992, or (v) dispose of any voting securities of the Company to any person who, to the knowledge of the Cohen Parties, as a result of acquiring such voting securities would become an "Acquiring Person". Each of the Cohen Parties also agreed to be present, in person or by proxy, at all meetings of the shareholders of the Company with respect to which the Cohen Parties receive notice so that all voting securities owned by any of them may be counted for the purpose of determining the presence of a quorum at such meetings.

               Except as set forth herein, none of the Reporting Persons, Mr. Greenberger or Mr. Merritt has any plans or proposal which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Company; (e) any other material change in the Company's business or corporate structure; (f) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person; (g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(i) any action similar to any of those enumerated above.

               Item 5.   Interest in Securities of the Issuer.

               (a)-(b) As of the date hereof, the aggregate number and percentage of outstanding Shares beneficially owned by Cowen and Cowen Inc. (in its capacity as the sole general partner of Cowen), including the number of Shares as to which they have sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, is set forth as follows:

                                                                   Percentage of
                                                Number of          Outstanding
                                                Shares             Shares

      Beneficially owned (aggregate):           2,120,100            9.43%
      With sole power to vote:                    391,000            1.74%
      With shared power to vote:                1,278,300            5.69%
      With sole power to dispose:                 391,000            1.74%
      With shared power to dispose:             1,728,900            7.69%

               As of the date hereof, the aggregate number and percentage of outstanding Shares beneficially owned by Mr. Joseph Cohen (in his capacity as the Voting Trustee and, with respect to 172,000 shares, in his individual capacity), including the number of Shares as to which he has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, is set forth as follows:

                                                                   Percentage of
                                                Number of          Outstanding
                                                Shares             Shares

      Beneficially owned (aggregate):           2,293,100          10.20%
      With sole power to vote:                    564,000           2.50%
      With shared power to vote:                1,278,300           5.69%
      With sole power to dispose:                 564,000           2.50%
      With shared power to dispose:             1,728,900           7.69%

               Cowen shares voting and dispositive power as to 1,278,300 and 1,728,900 Shares, respectively, with certain clients of Cowen. In the regular course of its business, Cowen manages securities held in the discretionary brokerage accounts and the investment management accounts of its clients. None of these clients individually owns beneficially more than five percent of the outstanding Shares.

               As of December 31, 1997, the number of Shares outstanding, as reported by the Company, was 22,476,000. The number of Shares beneficially owned by Cowen, Cowen Inc. and Mr. Joseph Cohen represent 9.43%, 9.43% and 10.20%, respectively of the outstanding Shares.

               Neither of Messrs. Greenberger or Merritt has any beneficial ownership in any Shares.

               (c) Within the sixty (60) days prior to March 23, 1999, Cowen effected on behalf of itself and its clients with market makers in the Shares the following purchases and sales of the Shares for its clients' discretionary or investment management accounts:

               Purchase Date       Number of Shares            Per Share Price

               02/06/98                 2,000                       $2.13
               02/23/98                 1,600                       $2.85
               03/13/98                   300                       $2.81
               03/16/98                 5,000                       $2.89


               Sale Date           Number of Shares            Per Share Price

               03/06/98                 5,000                       $2.57
               03/10/98                 5,000                       $2.50

               (d) Clients of Cowen having Shares held in their discretionary brokerage or investment management accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the Shares. None of such clients have any interest relating to more than five percent of the Shares.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               None.

Item 7.        Material to Be Filed as Exhibits.

               Letter Agreement, dated March 13, 1998, among the Company, the Reporting Persons and Jarrod M. Cohen, attached hereto as Exhibit A.

               Joint Filing Agreement among the Reporting Persons, attached hereto as Exhibit B.

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Agreement is true, complete and correct.

Date:  April 3, 1998


                                 COWEN & COMPANY

                                 By:    COWEN INCORPORATED
                                          Its General Partner


                                        By: /s/ David Sarns
                                           ----------------
                                              David Sarns
                                              Managing Director


                                 COWEN INCORPORATED


                                        By: /s/ David Sarns
                                           ----------------
                                              David Sarns
                                              Managing Director



                                 /s/ Joseph M. Cohen
                                 -------------------
                                 Joseph M. Cohen